JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT is entered into as of May 23, 2014, by and among the signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Ordinary Shares, par value $0.003 per share, of Atlas Financial Holdings, Inc., a Cayman Islands corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 23, 2014

MAGNOLIA CAPITAL PARTNERS, LLC

By: Ellbar Partners Management, LLC, Manager

By: /S/ STEPHEN J HEYMAN
Stephen J. Heyman, Manager

ELLBAR PARTNERS MANAGEMENT, LLC

By: /S/ JAMES F ADELSON
James F. Adelson, Manager

/S/ STEPHEN J HEYMAN
Stephen J. Heyman

/S/ JAMES F ADELSON
James F. Adelson